UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports
Under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 19 July 2017

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 19, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 19, 2017

By: /s/ Garth Wright
----------------------
Garth Wright
Assistant Secretary

19 July 2017

BARCLAYS PLC

Appointment of a Non-executive Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Matthew Lester has been appointed as a Non-executive Director of Barclays.  He will take up his appointment on 1 September 2017.  Matthew will join the Board Audit and the Board Risk Committees on appointment.

Matthew has a strong finance background and extensive board-level experience. He currently serves on the boards of Capita plc and Man Group plc, as a Non-executive director, where he also chairs the Board Audit and Risk Committee of each company. Since 2010 he has been Chief Financial Officer of Royal Mail plc and as previously announced by Royal Mail on 20 December 2016 he will step down from this position at the conclusion of its AGM on Thursday, 20 July 2017.  He has also previously served as Group Finance Director of ICAP Plc between 2006-2010 and prior to this he held various executive management positions at Diageo, including Treasurer and Group Financial Controller.

Matthew, a chartered accountant, began his career at Arthur Andersen and Kleinwort Benson.

Commenting, John McFarlane, Group Chairman, said, "I am pleased to announce Matthew's appointment to the Barclays Board.  He will bring strong financial skills as well as experience of the financial services sector. He is a very welcome addition to the Barclays Board."

There is no additional information required to be disclosed in relation to Matthew Lester pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

For further information, please contact:

ANALYSTS AND INVESTORS	MEDIA
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 85,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

LEI Code : 213800LBQA1Y9L22JB70